SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lions Gate Lighting Corp.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

53626W 1 02
(CUSIP Number)

Oli Valur Steindorsson
Atlantis Group hf
Storhofda 15
Reykjavik
Iceland
011-354-515-7300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Louis A. Brilleman, Esq.
110 Wall Street, 11th Floor
New York, New York 10005
Telephone:  (212) 709-8210

November 9, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See  Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes ).

Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlantis Group hf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES	7	SOLE VOTING POWER	30,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	-0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER	30,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.6%
14	TYPE OF REPORTING PERSON CO

Page 2 of 5 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.001 per share (the “Common Stock ”), of Lions Gate Lighting Corp., a Nevada corporation (the “ Issuer ”).  The address of the principal executive offices of the Issuer is 405 Lexington Avenue, Suite 2640, New York, NY 10174.

Item 2.	Identity and Background.

Atlantis Group hf (“Atlantis” or the “Reporting Person”) is a corporation organized under the laws of Iceland.

Atlantis has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 30, 2010, the Issuer completed the transactions under a share exchange agreement with Atlantis.  Under the terms of the exchange agreement, the Issuer issued 30,000,000 shares of its common stock to Atlantis in exchange for all issued and outstanding shares of Bluefin Acquisition Group Inc., a New York corporation and wholly owned subsidiary of Atlantis (the “Share Exchange”).  Atlantis paid no cash in consideration for the issuance of the shares in the Share Exchange.  A detailed description of the Share Exchange is set forth in the Issuer’s Current Report on Form 8-K that was filed on July 7, 2010 (the “Form 8-K”) which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares. The Reporting Person reserves the right to, and may in the future choose to, change its purpose with respect to such investment and take such actions as it deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which it now beneficially owns or may hereafter acquire.

Page 3 of 5 Pages

At the date of this Statement, except as set forth in the Form 8-K and in this Statement, the Reporting Person has no plans or proposals which would result in:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer’s business or corporate structure;

(g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)          Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

As of the date of this report, Greenhouse has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 30,000,000 shares of Common Stock, or approximately 66.3% of the Common Stock outstanding as of July 15, 2010, as reported in the Form 10-Q of the Issuer, filed with the Securities and Exchange Commission on that date.

Except as set forth herein, Atlantis has not executed any transactions in the Issuer’s securities during the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 15, 2010

Atlantis Group hf

By:	/s/ Oli Valur Steindorsson
Chief Executive Officer

Page 5 of 5 Pages